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SEC FILE NUMBER
8-66791

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Schneider Downs Corporate Finance, LP

SEC Mail Processing

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

MAR 0 3 2025

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Washington, DC

1 PPG Place, Suite 1700
(No. and Street)

Pittsburgh	PA	15222
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peter Lieberman	412-697-5364	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Plante & Moran, PLLC
(Name – if individual, state last, first, and middle name)

2601 Cambridge Court, Suite 300	Auburn Hills	MI	48326
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	166
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Lieberman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Schneider Downs Corporate Finance, LP, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
Arlene M. Cubakovic, Notary Public
Allegheny County
My commission expires October 25, 2025
Commission number 1033363
Member, Pennsylvania Association of Notaries

Signature:

Title: Chief Executive Officer

Notary Public

SEC Mail Processing
MAR 03 2025
Washington, DC

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Schneider Downs Corporate Finance, LP

Audited Financial Statements and Supplemental Information
For the Year Ended December 31, 2024

Schneider Downs Corporate Finance, LP
Financial Statements and Supplemental Information
Year Ended December 31, 2024

Contents

Plante & Moran, PLLC
Suite 300
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Partners
Schneider Downs Corporate Finance, LP

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Schneider Downs Corporate Finance, LP (the "Company") as of December 31, 2024 and the related statements of operations, changes in partners' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedule I, Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as Schneider Downs Corporate Finance, LP's auditor since 2005.
Auburn Hills, Michigan
February 28, 2025

Schneider Downs Corporate Finance, LP

Statement of Financial Condition
December 31, 2024

Assets		
Cash and cash equivalents	$	768,486
Accounts receivable, net of allowances of $10,618		
Billed		31,408
Unbilled		16,391
Due from affliated entity (Note 5)		5,000
Prepaid expense		39,401
Operating lease right-of-use asset (Note 1)		273,949
Deferred contract asset		80,000
Total Assets	**$**	**1,214,635**
Liabilities and Partners' Capital		
Accounts payable, accrued expenses, and other liabilities	$	41,926
Operating lease liability (Note 1)		273,949
Deferred contract liability		80,000
Due to affliated entity/owner (Note 5)		530,688
Total Liabilities		**926,563**
Partners' capital (Note 2)		288,072
Total Liabilities and Partners' Capital	**$**	**1,214,635**

See Notes to Financial Statements.

Schneider Downs Corporate Finance, LP

Statement of Operations
For the Year Ended December 31, 2024

Revenues		
Success Fees	$	1,005,650
Retainers and Other Consulting Fees		338,375
Asset Monitoring Fees		77,031
Other Advisory Revenue		16,770
Total operating revenue		1,437,826
Expenses		
Employee compensation and benefits (Note 5 and 7)		1,199,520
Regulatory fees and expenses		17,311
Occupancy (Note 1 and 5)		36,000
Marketing expense		21,334
Professional services		32,500
Management fees (Note 5)		21,210
Technology expense		139,656
Other operating expenses		200,909
Total expenses		1,668,440
Non-operating income		
Interest income		16,813
Net Loss	$	**(213,801)**

See Notes to Financial Statements.

Schneider Downs Corporate Finance, LP

Statement of Changes in Partners' Capital
For the Year Ended December 31, 2024

Partners' Capital at January 1, 2024	$	558,996
Net Loss		(213,801)
Partner contributions		6,250
Partner retirement return of capital		(63,373)
Partners' Capital at December 31, 2024	**$**	**288,072**

See Notes to Financial Statements.

Schneider Downs Corporate Finance, LP

Statement of Cash Flows
For the Year Ended December 31, 2024

Cash Flows from Operating Activities		
Net loss	$	(213,801)
Changes in:		
Receivables		177,006
Other assets		33,430
Due to/from affiliated entity/owner		371,579
Accounts payable, accrued expenses, and other liabilities		(67,332)
Net Cash Provided By Operating Activities		300,882
Cash Flows from Financing Activities		
Partner contributions		6,250
Partner retirement return of capital		(63,373)
Net Cash Used in Financing Activities		(57,123)
Net Increase in Cash and Cash Equivalents		243,759
Cash and Cash Equivalents at Beginning of Year		524,727
Cash and Cash Equivalents at End of Year	$	768,486

See Notes to Financial Statements.

Note 1 - Significant Accounting Policies

Nature of Business - Schneider Downs Corporate Finance, LP (the "Company") is a licensed business providing securities advice principally related to mergers and acquisitions and private placements that finance the acquisition and development of commercial real estate. Company claims an exemption from SEC Rule 15c3-3 in reliance upon Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

The Company organized on August 17, 2004 as a limited partnership. The Company received Financial Industry Regulatory Authority (formerly National Association of Securities Dealers) approval on June 29, 2005.

Basis of Accounting - These financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition –The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices to performance obligations identified; when to recognize revenue based on the Company's completion of a performance obligation under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenues include advisory services on mergers and acquisitions (M&A) and real estate transactions. Revenue for M&A advisory arrangements and the related expense reimbursements are generally recognized at a point in time upon the completion of the performance obligation under the engagement, which is typically the closing date of the transaction or when the contract is cancelled. Revenue for real estate contracts is generally recognized as front-end commissions at the point in time our performance obligation is completed, which is typically when the equity raise is completed. Management fees related to real estate contracts are recognized over time as performance obligations are completed by the Company. Back-end commissions, which are based upon the ultimate sales price of the real estate, are recognized at the point in time the sale of the real estate development occurs, as there is a high degree of uncertainty as to the amount and timing of the sale. Consulting and other advisory services are generally recognized over time as the performance obligations are completed.

The Company is engaged in a single line of business as a securities broker-dealer, whose primary class of services is arranging equity investment transactions in the real estate and mid-market segments. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is

Revenue Recognition-Continued

not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make distributions.

The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

As of December 31, 2024, $80,000 of non-refundable retainers and related out of pocket costs and $80,000 of costs to fulfill contracts have been deferred and will be recognized as revenue and expense when the performance obligations are completed.

Cash and Cash Equivalents - The Company considers cash and all highly liquid short-term securities with an original maturity of three months or less to be cash and cash equivalents. The Company maintains its cash balances at banks in the United States of America. At times, deposits may exceed federally insured limits; however, the Company does not believe it is exposed to any significant credit risk and has not experienced any such loss.

Receivables –The Company grants trade credit during the normal course of business without requiring collateral. Accounts receivable are stated at their contractual outstanding balances, which approximate fair value, net of any allowance for credit losses. The balance of receivables as of January 1, 2024 was $224,805.

The Company recognized expected credit losses on accounts receivables under the Current Expected Credit Loss (CECL) model. The Company estimates the allowance using an expected loss model that considers the Company's actual historical experience, consideration of current micro and macro-economic and other conditions and reasonable and supportable forecasts, as deemed appropriate.

The company reviewed the expected credit losses for trade receivables. An allowance of $10,618 was recorded at December 31, 2024.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of

Use of Estimates-Continued

revenues and expenses during the reporting period. Actual results could differ from those estimates.

Leases - The Company leases an office space from an affiliated entity and has classified this lease as an operating lease. The Company's operating lease liability is recognized at the estimated present value along with a corresponding Right of Use (ROU) asset. The ROU asset is amortized on the straight-line basis over the lease term and assessed for impairment. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of the lease is not readily determinable and accordingly, the Company used its incremental borrowing rate of 4.5%. The lease expense will be recognized on a straight-line basis over the lease term.

The term of the Company's sublease began October 2013 for 10 years. The sublease can be extended 2 additional periods of the same length, all terms, covenants and provisions of the original sublease shall apply to the extended sublease terms. The Company can extend the sublease by providing written notice twelve months prior to the end of the lease. Written notice was provided in October 2022 to execute an extension of the sublease for 10 years with all the terms, covenants and provisions of the original sublease. The affiliated entity has the option to renew the master lease through April 30, 2034. It was assumed that the sublease will be extended until at least the same length as the affiliated entity's master lease. The sublease does not include residual value guarantees or transfer of ownership at the end of the lease term. The Company's lease can only be modified by a further writing that is duly executed by the Company and the affiliated entity. Payments due under the lease contract include fixed monthly payments of $3,000. Rent incurred to this affiliated entity was $36,000 inclusive of both amortization and interest expense for the year ended December 31, 2024. At December 31, 2024, the future lease payments for the Company's operating lease is as follows:

2025	36,000
2627	36,000
2027	36,000
2028	36,000
2029	36,000
Therafter	156,000
Total minimum lease payments	336,000
Less imputed interest	(62,051)
Total operating lease liabilities	273,949

Subsequent Events - The financial statements and related disclosures include evaluation of events up through and including February 28, 2025, which is the date the financial statements were issued.

Note 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $115,872, which was $72,364 over the required net capital of $43,508. The Company had aggregate indebtedness of $652,614 at December 31, 2024.

Note 3 - Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to the claims of general creditors during the year. Therefore, no statement of changes in liabilities subordinated to the claims of general creditors is presented in these financial statements.

Note 4 - Income Taxes

The Company, with the consent of its partners, has elected to have its income or loss reported directly by the partners under provisions of partnership taxation of the Internal Revenue Code.

Note 5 - Related Party Transactions

The partners of the Company also have ownership interests in other affiliated entities. The Company has various employment, administrative, and services agreements with these affiliated entities. The Company earns revenue and incurs expenses under these agreements.

The Company incurred $21,210 of management fees under employment and administrative agreements with affiliated entities during the year ended December 31, 2024. The Company leases office space from an affiliated entity. Rent incurred to this affiliated entity was $36,000 for the year ended December 31, 2024.

The Company has entered into employee sharing agreements with an affiliated entity for M&A professional staff and CEO. The Company pays and receives compensation based upon the terms specified in the employee sharing agreements. The net amount paid by the Company to the affiliated entity is $235,974 and is included as an expense in employee compensation and benefits.

Note 5 - Related Party Transactions-Continued

Amounts due from affiliated entities totaled $5,000 as of December 31, 2024. Amounts due to affiliated entities totaled $530,688 as of December 31, 2024.

Note 6 - Concentration

During the year ended December 31, 2024, four customers accounted for approximately 89 percent of total revenue. As of December 31, 2024, three customers accounted for approximately 75 percent of total accounts receivable.

Note 7 - Defined Contribution Pension Plan

The Company sponsors a 401(k) retirement plan covering substantially all of its employees. The Company accrued $29,618 for 2024 employer contributions, to be paid in 2025.

Schneider Downs Corporate Finance, LP

SCHEDULE I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2024

Net Capital		
Total partners' capital	$	288,072
Deductions and/or charges		
Non-allowable assets:		
Receivables		(47,799)
Other assets		(124,401)
Net capital before haircuts on securities		115,872
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1 (f))		
Trading and investment securities		
Other securities		-
Undue concentrations		-
		-
Net Capital	**$**	**115,872**
Aggregate Indebtedness		
Accounts payable, accrued expenses, and other liabilities	$	121,926
Due to affliated entity/owner		530,688
Total Aggregate Indebtedness	**$**	**652,614**
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	43,508
Excess net capital	$	72,364
Net Capital, less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$	50,611
Ratio: Aggregate indebtedness to net capital		563%

Reconciliation with Company's Computation
(included in Part IIA of Form X-17A-5 as of December 31, 2024)

There are no material differences between the preceding computation and the Company's corresponding amended unaudited Part IIA of form X-17A-5 as of December 31, 2024, filed on February 28, 2025.

plante moran

Plante & Moran, PLLC
Suite 300
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Partners
Schneider Downs Corporate Finance, LP

We have reviewed management's statements, included in the accompanying Exemption Report, in which Schneider Downs Corporate Finance, LP (the "Company") stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3.

(2) The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to acting as the placement agent for private placements on a best efforts basis, mergers and acquisitions advisory, and consulting, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2024 without exception.

Management is responsible for compliance with 17 C.F.R. §240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. §240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

Plante & Moran, PLLC

Auburn Hills, Michigan
February 28, 2025

SCHNEIDER DOWNS CORPORATE FINANCE, LP EXEMPTION REPORT

SEC Rule 17a-5(d)(4)

For the fiscal year ended December 31, 2024

Schneider Downs Corporate Finance, LP (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

- The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to acting as the placement agent for private placements on a best efforts basis, mergers and acquisitions advisory, and consulting, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

Schneider Downs Corporate Finance, LP

I, Peter J. Lieberman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Peter J. Lieberman, Chief Executive Officer

2/28/2025

Date